1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 12, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,268

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,268 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Exponential Technologies ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on March 5, 2015. For your convenience, your comments are summarized below and are followed by the Trust’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Under “Summary of Principal Risks – Exponential Technologies Risk,” consider expanding the risk to state that companies that the Fund may invest in may not currently derive any revenue from exponential technologies and there is no assurance that a company will do so in the future. In addition, an exponential technology may constitute only a small portion of a large company’s overall business. An exponential technology may not influence the value of a large company’s stock price.

Response: The Trust has expanded Exponential Technologies Risk to include the following: “The Fund may invest in a company that does not currently derive any revenue from exponential technologies, and there is no assurance that a company will derive any revenue from exponential technologies in the future. An exponential technology may constitute a small portion of a company’s overall business. As a result, the success of an exponential technology may not affect the value of the equity securities issued by the company.”

Comment 2: Consider whether the Fund is principally exposed to emerging markets risk, particularly since the investment objective states that the index is composed of developed and emerging market companies.

Response: Exposure to emerging markets risk, based on the current composition of the Underlying Index, is not a principal risk of the Fund.

Comment 3: Consider whether the Fund is principally exposed to small-capitalization company risk, particularly since as disclosed under the Fund’s “Principal Investment Strategies,” Morningstar’s index methodology prefers smaller market capitalization companies over larger ones.”

Response: Exposure to small-capitalization company risk, based on the current composition of the Underlying Index, is not a principal risk of the Fund.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Seong Kim